

February 12, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of CHURCHILL CAPITAL CORP III, under the Exchange Act of 1934.

- Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-fourth of one redeemable warrant

- Class A common stock, par value $0.0001 per share

- Warrants, each exercisable for one share of Class A common stock at an exercise price of $11.50 per share

Sincerely,

